Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders, in complement to the Material Fact disclosed on August 2, 2016 and to the Notice to Stockholders disclosed on September 29, 2016, that the fractions of shares arising from the share bonus approved at the Extraordinary General Meeting held on September 14, 2016 were grouped in whole numbers and sold on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange at an auction held on November 29, 2016.

At this auction, 46,878 book-entry shares, with no par value, were sold, 12,976 of which are common shares and 33,902 are preferred shares, for the price of R$ 29.493272039 for each common shares and of R$ 34.687219500 for each preferred share.

This amount will be available on December 9, 2016 to the stockholders who are entitled to its receipt as follows:

a) to the stockholders who are registered on the Company’s books and whose reference file is updated, the amount will be credited directly by Itaú Corretora de Valores S.A., which is the institution responsible for bookkeeping the Company’s shares, to the current account with the financial institution indicated in the stockholder’s file; stockholders who do not have their data or current account information on file or updated, should go to an Itaú branch of their preference to update their reference file, bearing their Individual Taxpayers’ Registry card (CPF), their Brazilian Identity card (RG), a proof of address and a proof of bank domicile; and

b) to the other stockholders, the payment will be made directly to BM&FBOVESPA, which will transfer the amounts to the stockholders registered on its files by means of their Custody Agents.

São Paulo (SP), December 7, 2016.

MARCELO KOPEL

Investor Relations Officer